The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated May 2, 2018.

Preliminary Pricing Supplement No. U2953
To the Underlying Supplement dated April 19, 2018,

Product Supplement No. I-B dated June 30, 2017,

Prospectus Supplement dated June 30, 2017 and

Prospectus dated June 30, 2017

Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-218604-02 May 2, 2018

Financial Products

$ 6.00% Callable Daily Range Accrual Securities due November 28, 2025 Linked to the Performance of the S&P 500® Index

•	The securities do not guarantee any return of principal at maturity and do not provide for the regular payment of interest.
•	Subject to Early Redemption, the securities will provide Contingent Coupons, if any, that will vary depending on the performance of the Underlying during the term of the securities. Contingent Coupons, if any, will be paid monthly in arrears at a rate equal to (i) the Applicable Rate, which is expected to be 6.00% per annum (to be determined on the Trade Date), multiplied by (ii) the quotient of (a) the number of Accrual Days in the applicable Observation Period divided by (b) the number of Non-Disrupted Days in such Observation Period. Contingent Coupons will be calculated on a 30/360 basis from and including the Settlement Date to and excluding the earlier of the Early Redemption Date and the Maturity Date, as applicable.
•	We may redeem the securities, in whole but not in part, on any Contingent Coupon Payment Date scheduled to occur on or after May 30, 2019 but prior to the Maturity Date. No further payments will be made following an Early Redemption.
•	If the Final Level is less than the Buffer Level, investors will lose 1% of their principal for each 1% decline from the Initial Level to the Final Level beyond the Buffer Level. You could lose up to $800 per $1,000 principal amount.
•	Senior unsecured obligations of Credit Suisse maturing November 28, 2025. Any payment on the securities is subject to our ability to pay our obligations as they become due.
•	Minimum purchase of $1,000. Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
•	The offering price for the securities is expected to be determined on or about May 24, 2018 (the “Trade Date”) and the securities are expected to settle on or about May 30, 2018 (the “Settlement Date”). Delivery of the securities in book-entry form only will be made through The Depository Trust Company.
•	The securities will not be listed on any exchange.

Investing in the securities involves a number of risks. See “Selected Risk Considerations” beginning on page 8 of this pricing supplement and “Risk Factors” beginning on page PS-3 of any accompanying product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, any product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Underwriting Discounts and Commissions(2)	Proceeds to Issuer
Per security	$1,000	$	$
Total	$	$	$

(1) Certain fiduciary accounts may pay a purchase price of at least $960 per $1,000 principal amount of securities, and CSSU or any other agent will forgo any fees with respect to such sales.

(2) We or any agent (one of which may be our affiliate) may pay varying discounts and commissions of up to $40 per $1,000 principal amount of securities. For more detailed information, please see “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.

Credit Suisse Securities (USA) LLC (“CSSU”) is our affiliate. For more information, see “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.

Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date will be between $930 and $960 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our “internal funding rate”)). This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the Trade Date. See “Selected Risk Considerations” in this pricing supplement.

The securities are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Credit Suisse

May , 2018

Key Terms

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Underlying:	The securities are linked to the performance of the Underlying set forth in the table below. For more information on the Underlying, see “The Reference Indices—The FTSE Russell Indices—The S&P 500® Index” in the accompanying underlying supplement. The Underlying is identified in the table below, together with its Bloomberg ticker symbol, Initial Level and expected Accrual Barrier and Buffer Level (each level to be determined on the Trade Date):

Underlying	Ticker	Initial Level	Accrual Barrier	Buffer Level
S&P 500® Index	SPX <Index>		(Approximately 80% of Initial Level)	(Approximately 80% of Initial Level)

Contingent Coupon:	Subject to Early Redemption, for each $1,000 principal amount of securities you hold, you will receive a monthly Contingent Coupon, if any, for each Observation Period on the immediately following Contingent Coupon Payment Date, calculated as follows:
$1,000 × [Applicable Rate × (n / N)],

where,

n is the number of Accrual Days during such Observation Period; and

N is the total number of Non-Disrupted Days during such Observation Period.

If, on each Non-Disrupted Day during an Observation Period, the closing level of the Underlying is less than the Accrual Barrier, then the Contingent Coupon will be zero, and you will not receive any Contingent Coupons on the corresponding Contingent Coupon Payment Date. If, on any Non-Disrupted Day during an Observation Period, the closing level of the Underlying is less than the Accrual Barrier, the Contingent Coupon for that Observation Period, if any, will be less, and possibly significantly less, than the maximum possible amount of any monthly Contingent Coupon.

Applicable Rate:	The Applicable Rate is expected to be 6.00% per annum (to be determined on the Trade Date). Contingent Coupons will be calculated on a 30/360 basis from and including the Settlement Date to and excluding the earlier of the Early Redemption Date and the Maturity Date, as applicable. If any Contingent Coupon Payment Date is not a business day, the contingent coupon will be payable on the first following business day, unless that business day falls in the next calendar month, in which case payment will be made on the first preceding business day. The amount of any Contingent Coupon will not be adjusted in respect of any postponement of a Contingent Coupon Payment Date and no interest or other payment will be payable hereon because of any such postponement of a Contingent Coupon Payment Date. No Contingent Coupon will accrue or be payable following an Early Redemption. Contingent Coupons, if any, will be payable on the applicable Contingent Coupon Payment Date to the holder of record at the close of business on the business day immediately preceding the applicable Contingent Coupon Payment Date, provided that the Contingent Coupon payable on the Early Redemption Date or the Maturity Date, as applicable, will be payable to the person to whom the Early Redemption Amount or the Redemption Amount, as applicable, is payable.
Accrual Day:	A Non-Disrupted Day on which the closing level of the Underlying is equal to or greater than the Accrual Barrier.
Non-Disrupted Day:	A trading day on which a market disruption event does not occur (provided that any Observation Date for which the closing level for the Underlying has been determined pursuant to provisions set forth under "Description of the Securities — Market disruption events — For an equity-based reference index” in the accompanying product supplement shall also be deemed a Non-Disrupted Day).
Redemption Amount:	Subject to Early Redemption, at maturity you will receive a Redemption Amount in cash that will equal the principal amount of the securities you hold multiplied by the sum of one plus the Underlying Return, calculated as set forth below. Any payment on the securities is subject to our ability to pay our obligations as they become due.

Underlying Return:	•	If the Final Level is greater than or equal to the Buffer Level, zero.

•	If the Final Level is less than the Buffer Level, an amount calculated as follows:

Final Level – Initial Level Initial Level	+ Buffer Amount

If the Final Level is less than the Buffer Level, the Underlying Return will be negative and you will receive less than the principal amount of your securities at maturity. You could lose up to $800 per $1,000 principal amount.
Early Redemption:	We may redeem the securities in whole, but not in part, on any Contingent Coupon Payment Date scheduled to occur on or after May 30, 2019 but prior to the Maturity Date, upon notice to the trustee on or before the immediately preceding Observation Date at 100% of the principal amount of the securities (the “Early Redemption Amount”), together with the Contingent Coupon, if any, payable on that Contingent Coupon Payment Date (the “Early Redemption Date”).

Buffer Amount:	20%

Initial Level:	The closing level of the Underlying on the Trade Date. In the event that the closing level for the Underlying is not available on the Trade Date, the Initial Level for the Underlying will be determined on the immediately following trading day on which a closing level is available.
Final Level:	The closing level of the Underlying on the Valuation Date.
Observation Periods:	Each Observation Period will be from but excluding an Observation Date to and including the next following Observation Date, provided that the first Observation Period will be from but excluding the Trade Date to and including the first Observation Date.

Valuation Date:	November 24, 2025, subject to postponement as set forth in any accompanying product supplement under “Description of the Securities—Postponement of calculation dates.”
Maturity Date:	November 28, 2025, subject to postponement as set forth in any accompanying product supplement under “Description of the Securities—Postponement of calculation dates.” If the Maturity Date is not a business day, the Redemption Amount will be payable on the first following business day, unless that business day falls in the next calendar month, in which case payment will be made on the first preceding business day.
CUSIP:	22550WT64
Key Dates:

Each Observation Date and Contingent Coupon Payment Date is set forth in the table below. The Key Dates are subject to postponement as set forth in any accompanying product supplement under “Description of the Securities—Postponement of calculation dates.”

Observation Dates	Contingent Coupon Payment Dates
June 26, 2018	June 29, 2018
July 25, 2018	July 30, 2018
August 27, 2018	August 30, 2018
September 25, 2018	September 28, 2018
October 25, 2018	October 30, 2018
November 27, 2018	November 30, 2018
December 26, 2018	December 31, 2018
January 25, 2019	January 30, 2019
February 25, 2019	February 28, 2019
March 26, 2019	March 29, 2019
April 25, 2019	April 30, 2019
May 24, 2019	May 30, 2019
June 25, 2019	June 28, 2019
July 25, 2019	July 30, 2019
August 27, 2019	August 30, 2019
September 25, 2019	September 30, 2019
October 25, 2019	October 30, 2019
November 25, 2019	November 29, 2019
December 24, 2019	December 30, 2019
January 27, 2020	January 30, 2020
February 25, 2020	February 28, 2020
March 25, 2020	March 30, 2020
April 27, 2020	April 30, 2020

May 26, 2020	May 29, 2020
June 25, 2020	June 30, 2020
July 27, 2020	July 30, 2020
August 26, 2020	August 31, 2020
September 25, 2020	September 30, 2020
October 27, 2020	October 30, 2020
November 24, 2020	November 30, 2020
December 24, 2020	December 30, 2020
January 26, 2021	January 29, 2021
February 23, 2021	February 26, 2021
March 25, 2021	March 30, 2021
April 27, 2021	April 30, 2021
May 25, 2021	May 28, 2021
June 25, 2021	June 30, 2021
July 27, 2021	July 30, 2021
August 25, 2021	August 30, 2021
September 27, 2021	September 30, 2021
October 26, 2021	October 29, 2021
November 24, 2021	November 30, 2021
December 27, 2021	December 30, 2021
January 26, 2022	January 31, 2022
February 23, 2022	February 28, 2022
March 25, 2022	March 30, 2022
April 26, 2022	April 29, 2022
May 25, 2022	May 31, 2022
June 27, 2022	June 30, 2022
July 26, 2022	July 29, 2022
August 25, 2022	August 30, 2022
September 27, 2022	September 30, 2022
October 26, 2022	October 31, 2022
November 25, 2022	November 30, 2022
December 27, 2022	December 30, 2022
January 25, 2023	January 30, 2023
February 23, 2023	February 28, 2023
March 27, 2023	March 30, 2023
April 25, 2023	April 28, 2023
May 24, 2023	May 30, 2023
June 27, 2023	June 30, 2023
July 26, 2023	July 31, 2023
August 25, 2023	August 30, 2023
September 26, 2023	September 29, 2023
October 25, 2023	October 30, 2023
November 27, 2023	November 30, 2023
December 26, 2023	December 29, 2023
January 25, 2024	January 30, 2024
February 26, 2024	February 29, 2024
March 26, 2024	March 29, 2024
April 25, 2024	April 30, 2024
May 24, 2024	May 30, 2024
June 25, 2024	June 28, 2024
July 25, 2024	July 30, 2024
August 27, 2024	August 30, 2024
September 25, 2024	September 30, 2024
October 25, 2024	October 30, 2024
November 25, 2024	November 29, 2024
December 24, 2024	December 30, 2024
January 27, 2025	January 30, 2025
February 25, 2025	February 28, 2025
March 26, 2025	March 31, 2025

April 25, 2025	April 30, 2025
May 27, 2025	May 30, 2025
June 25, 2025	June 30, 2025
July 25, 2025	July 30, 2025
August 26, 2025	August 29, 2025
September 25, 2025	September 30, 2025
October 27, 2025	October 30, 2025
Valuation Date	Maturity Date

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Additional Terms Specific to the Securities

You should read this pricing supplement together with the underlying supplement dated April 19, 2018, the product supplement dated June 30, 2017, the prospectus supplement dated June 30, 2017 and the prospectus dated June 30, 2017, relating to our Medium-Term Notes of which these securities are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Underlying Supplement dated April 19, 2018: https://www.sec.gov/Archives/edgar/data/1053092/000095010318004962/dp89590_424b2-underlying.htm

•	Product Supplement No. I-B dated June 30, 2017: http://www.sec.gov/Archives/edgar/data/1053092/000095010317006316/dp77781_424b2-ib.htm

•	Prospectus Supplement and Prospectus dated June 30, 2017: http://www.sec.gov/Archives/edgar/data/1053092/000104746917004364/a2232566z424b2.htm

In the event the terms of the securities described in this pricing supplement differ from, or are inconsistent with, the terms described in the underlying supplement, any product supplement, the prospectus supplement or prospectus, the terms described in this pricing supplement will control.

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, “we,” “us,” or “our” refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. We may, without the consent of the registered holder of the securities and the owner of any beneficial interest in the securities, amend the securities to conform to its terms as set forth in this pricing supplement and the documents listed above, and the trustee is authorized to enter into any such amendment without any such consent. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in any accompanying product supplement, “Foreign Currency Risks” in the accompanying prospectus, and any risk factors we describe in the combined Annual Report on Form 20-F of Credit Suisse Group AG and us incorporated by reference therein, and any additional risk factors we describe in future filings we make with the SEC under the Securities Exchange Act of 1934, as amended, as the securities involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the securities.

Prohibition of Sales to EEA Retail Investors

The securities may not be offered, sold or otherwise made available to any retail investor in the European Economic Area. For the purposes of this provision:

(a) the expression “retail investor” means a person who is one (or more) of the following:

(i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii) a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii) not a qualified investor as defined in Directive 2003/71/EC; and

(b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the securities offered so as to enable an investor to decide to purchase or subscribe the securities.

Hypothetical Redemption Amounts at Maturity and Contingent Coupons on the Securities

Table 1 and the examples below illustrate hypothetical Redemption Amounts payable at maturity on a $1,000 investment in the securities for a range of hypothetical examples assuming that (i) the securities are not redeemed prior to maturity, (ii) the Buffer Amount is 20% and (iii) the Buffer Level is 80% of the Initial Level. The actual Buffer Level will be determined on the Trade Date. The examples are intended to illustrate hypothetical calculations of only the Redemption Amount and do not illustrate the calculation or payment of any individual Contingent Coupon, if any. The Redemption Amounts set forth below are for illustrative purposes only. The actual Redemption Amount applicable to a purchaser of the securities will be based on the Final Level. You should consider carefully whether the securities are suited to your investment goals. Any payment on the securities is subject to our ability to pay our obligations as they become due. The numbers appearing in the tables and examples below have been rounded for ease of analysis.

TABLE 1: Hypothetical Redemption Amounts Payable at Maturity.

Percentage Change from Initial Level to Final Level	Underlying Return	Redemption Amount per $1,000 Principal Amount
100%	0%	$1,000
90%	0%	$1,000
80%	0%	$1,000
70%	0%	$1,000
60%	0%	$1,000
50%	0%	$1,000
40%	0%	$1,000
30%	0%	$1,000
20%	0%	$1,000
10%	0%	$1,000
0%	0%	$1,000
−10%	0%	$1,000
−20%	0%	$1,000
−21%	-1%	$990
−30%	−10%	$900
−40%	−20%	$800
−50%	−30%	$700
−60%	−40%	$600
−70%	−50%	$500
−80%	−60%	$400
−90%	−70%	$300
−100%	−80%	$200

 The following examples illustrate how the Redemption Amount is calculated.

Example 1: The Final Level represents an increase of 50% from the Initial Level. Because the Final Level is greater than or equal to the Buffer Level, the Redemption Amount payable at maturity is equal to $1,000 per $1,000 principal amount of securities.

Example 2: The Final Level represents a decrease of 10% from the Initial Level. Because the Final Level is greater than or equal to the Buffer Level, the Redemption Amount payable at maturity is equal to $1,000 per $1,000 principal amount of securities.

Example 3: The Final Level represents a decrease of 50% from the Initial Level. Because the Final Level is less than the Buffer Level, the Redemption Amount payable at maturity is calculated as follows:

Underlying Return	=	[(Final Level - Initial Level) / Initial Level] + Buffer Amount
	=	−50% + 20%
	=	−30%
Redemption Amount	=	$1,000 × (1 + Underlying Return)
	=	$1,000 × (1 − 0.30)
	=	$700

Table 2 below illustrates hypothetical Contingent Coupons on a $1,000 investment in the securities for a single hypothetical Observation Period. Table 2 below assumes that the Applicable Rate is 6.00% per annum (to be determined on the Trade Date) and the hypothetical Observation Period has 22 Non-Disrupted Days. The Contingent Coupons set forth below are provided for illustration purposes only. The actual Contingent Coupons applicable to a purchaser of the securities will depend on the Applicable Rate and on the number of Non-Disrupted Days and Accrual Days during each Observation Period. Any payment on the securities is subject to our ability to pay our obligations as they become due. The numbers appearing in the table below have been rounded for ease of analysis.

TABLE 2: Hypothetical Contingent Coupons for a Single Hypothetical Observation Period.

Number of Accrual Days	Contingent Coupon Rate Per Annum*	Monthly Contingent Coupons Per $1,000 Principal Amount of Securities
22	6.00%	$5.00
18	4.91%	$4.09
14	3.82%	$3.18
10	2.73%	$2.27
6	1.64%	$1.36
2	0.55%	$0.45
0	0.00%	$0.00

* Calculated as:

[Applicable Rate × (n / N)]

where,

n is the number of Accrual Days during such Observation Period; and

N is the total number of Non-Disrupted Days during such Observation Period.

Selected Risk Considerations

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the Underlying. These risks are explained in more detail in the “Risk Factors” section of any accompanying product supplement.

•	YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — You may receive less at maturity than you originally invested in the securities, excluding accrued or unpaid Contingent Coupons, if any. If the Final Level is less than the Buffer Level, you will lose 1% of your principal for each 1% decline in the Final Level as compared to the Initial Level beyond the Buffer Level. You could lose up to $800 per $1,000 principal amount of securities. Any payment on the securities is subject to our ability to pay our obligations as they become due.

•	REGARDLESS OF THE AMOUNT OF ANY PAYMENT YOU RECEIVE ON THE SECURITIES, YOUR ACTUAL YIELD MAY BE DIFFERENT IN REAL VALUE TERMS — Inflation may cause the real value of any payment you receive on the securities to be less at maturity than it is at the time you invest. An investment in the securities also represents a forgone opportunity to invest in an alternative asset that generates a higher real return. You should carefully consider whether an investment that may result in a return that is lower than the return on alternative investments is appropriate for you.

•	AT MATURITY OR UPON EARLY REDEMPTION, THE SECURITIES WILL NOT PAY MORE THAN THE PRINCIPAL AMOUNT PLUS THE FINAL CONTINGENT COUPON, IF ANY — At maturity or upon Early Redemption, the securities will not pay more than the principal amount plus the applicable contingent coupon, if any, regardless of the performance of the Underlying. Even if the Final Level is greater than the Initial Level (regardless of whether a Knock-In Event has occurred), you will not participate in the appreciation of the Underlying. The maximum amount payable with respect to the securities (excluding any contingent coupons) is $1,000 for each $1,000 principal amount of the securities.

•	THE SECURITIES DO NOT PROVIDE FOR REGULAR FIXED INTEREST PAYMENTS — Unlike conventional debt securities, the securities do not provide for regular fixed interest payments. The amount of Contingent Coupons you receive over the term of the securities, if any, will depend on the performance of the Underlying during the term of the securities. The annual rate for any monthly Contingent Coupon depends on the number of Non-Disrupted Days during the relevant Observation Period on which the closing level of the Underlying is equal to or greater than the Accrual Barrier. If on any Non-Disrupted Days during an Observation Period the closing level of the Underlying is less than the Accrual Barrier, the Contingent Coupon for that Observation Period, if any, will be less, and possibly significantly less, than the maximum possible amount of any monthly Contingent Coupon. For example, if on each Non-Disrupted Day during an Observation Period the closing level of the Underlying is less than the Accrual Barrier, then the Contingent Coupon will be zero, and you will not receive any Contingent Coupons on the corresponding Contingent Coupon Payment Date. There can be no assurance that you will receive a Contingent Coupon on any Contingent Coupon Payment Date or as to the rate per annum on any Contingent Coupons you do receive. The securities are not a suitable investment for investors who require regular fixed income payments, since the Contingent Coupons are variable and may be zero.

If rates generally increase over the term of the securities, it is more likely that the Contingent Coupon, if any, could be less than the yield one might receive based on market rates at that time. This would have the further effect of decreasing the value of your securities both nominally in terms of below-market coupons and in real value terms. In addition, because the amount of Contingent Coupons, if any, depends on the performance of the Underlying during the term of the securities, it is possible that you will not be paid any Contingent Coupons (or you will be paid a below-market coupon relative to our conventional debt securities with a similar term) for the full term of the securities, and still lose your principal investment. Even if you do receive some or all of your principal amount at maturity, you will not be compensated for the time value of money. These securities are not short-term investments, so you should carefully consider these risks before investing.

•	MORE FAVORABLE TERMS TO YOU ARE GENERALLY ASSOCIATED WITH AN UNDERLYING WITH GREATER EXPECTED VOLATILITY AND THEREFORE CAN INDICATE A GREATER RISK OF LOSS — “Volatility” refers to the frequency and magnitude of changes in the level of the Underlying. The greater the expected volatility with respect to the Underlying on the Trade Date, the higher the expectation as of the Trade Date that the level of the Underlying could be less than (i) the Accrual Barrier on any Non-Disrupted Day during an Observation Period or (ii) the Buffer Level on the Valuation Date, indicating a higher expected risk of loss on the securities. This greater expected risk will generally be reflected in a higher Applicable Rate than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Accrual Barrier) than for similar securities linked to the performance of an Underlying with a lower expected volatility as of the Trade Date. You should therefore understand that a relatively higher Applicable Rate may indicate an increased risk of loss. Further, a relatively lower Accrual Barrier may not necessarily indicate that you will receive a Contingent Coupon on any Contingent Coupon Payment Date or that the securities have a greater likelihood of a return of principal at maturity. The volatility of the Underlying can change significantly over the term of the securities. The level of the Underlying for your securities could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Underlying and the potential to lose a significant amount of your principal at maturity.

•	ANY CONTINGENT COUPON PAYMENT FOR ANY OBSERVATION PERIOD WILL DEPEND ON THE CLOSING LEVEL OF THE UNDERLYING DURING THE OBSERVATION PERIOD — The Contingent Coupon for an Observation Period will be reduced for every Non-Disrupted Day on which the closing level of the Underlying is not equal to or greater than the Accrual Barrier, and if the closing level of Underlying is not equal to or greater than the Accrual Barrier for the entirety of any such Observation Period, you will not receive any Contingent Coupons for that Observation Period. As a result, the return on the securities (the effective yield to maturity) may be less than you could have earned on ordinary interest-bearing debt securities with similar maturities, including other debt securities of ours.

•	THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE — Investors are dependent on our ability to pay all amounts due on the securities and, therefore, if we were to default on our obligations, you may not receive any amounts owed to you under the securities. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the securities prior to maturity.

•	THE SECURITIES ARE SUBJECT TO A POTENTIAL EARLY REDEMPTION, WHICH EXPOSES YOU TO REINVESTMENT RISK — Market events could affect our decision to redeem the securities. For example, it is more likely that Credit Suisse will redeem the securities prior to the Maturity Date at a time when Credit Suisse believes it will be likely to pay contingent coupons over the term of the securities and could issue a comparable debt security with a lower contingent coupon rate. If we redeem the securities prior to maturity, you may not be able to invest in other securities with a similar level of risk that offer the same contingent coupon rate as the securities.

•	AN EARLY REDEMPTION WOULD LIMIT YOUR OPPORTUNITY TO BE PAID CONTINGENT COUPONS OVER THE FULL TERM OF THE SECURITIES — The securities are subject to a potential Early Redemption on any Contingent Coupon Payment Date scheduled to occur on or after May 30, 2019 but prior to the Maturity Date, upon notice to the trustee on or before the immediately preceding Observation Date. If the securities are redeemed prior to the Maturity Date, you will receive a cash payment equal to the principal amount of your securities and any contingent coupon payable, if any, on that Contingent Coupon Payment Date, and no further payments will be made in respect of the securities. In this case, you will lose the opportunity to continue to be paid contingent coupons from the date of Early Redemption to the scheduled Maturity Date.

•	THE OCCURRENCE OF A MARKET DISRUPTION EVENT MAY ADVERSELY AFFECT YOUR RETURN — If a market disruption event occurs during any Observation Period (other than on the Observation Date included in such Observation Period), the total number of Non-Disrupted Days during such Observation Period will be reduced. Any such reduction in the number of Non-Disrupted Days during such Observation Period will magnify the relative weighting of any day on which the closing level of the Underlying is less than the Accrual Barrier relative to the total number of Non-Disrupted Days during such Observation Period. Under these circumstances, your Contingent Coupon could be less than if a market disruption event had not occurred.

•	HEDGING AND TRADING ACTIVITY — We or any of our affiliates may carry out hedging activities related to the securities, including in instruments related to the Underlyings. We or our affiliates may also trade instruments related to the Underlyings from time to time. Any of these hedging or trading activities on or prior to the Trade Date and during the term of the securities could adversely affect our payment to you at maturity.

•	THE ESTIMATED VALUE OF THE SECURITIES ON THE TRADE DATE MAY BE LESS THAN THE PRICE TO PUBLIC — The initial estimated value of your securities on the Trade Date (as determined by reference to our pricing models and our internal funding rate) may be significantly less than the original Price to Public. The Price to Public of the securities includes any discounts or commissions as well as transaction costs such as expenses incurred to create, document and market the securities and the cost of hedging our risks as issuer of the securities through one or more of our affiliates (which includes a projected profit). These costs will be effectively borne by you as an investor in the securities. These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the securities (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the Trade Date, we value the components of the securities in accordance with our pricing models. These include a fixed income component valued using our internal funding rate, and individual option components valued using mid-market pricing. As such, the payout on the securities can be replicated using a combination of these components and the value of these components, as determined by us using our pricing models, will impact the terms of the securities at issuance. Our option valuation models are proprietary. Our pricing models take into account factors such as interest rates, volatility and time to maturity of the securities, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

Because Credit Suisse’s pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by Credit Suisse (even among issuers with similar creditworthiness), our estimated value at any time may not be comparable to estimated values of similar securities of other issuers.

•	EFFECT OF INTEREST RATE USED IN STRUCTURING THE SECURITIES — The internal funding rate we use in structuring notes such as these securities is typically lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”). If on the Trade Date our internal funding rate is lower than our secondary market credit spreads, we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities. We will also use our internal funding rate to determine the price of the securities if we post a bid to repurchase your securities in secondary market transactions. See “—Secondary Market Prices” below.

•	SECONDARY MARKET PRICES — If Credit Suisse (or an affiliate) bids for your securities in secondary market transactions, which we are not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the Price to Public and the estimated value of the securities on the Trade Date. The estimated value of the securities on the cover of this pricing supplement does not represent a minimum price at which we would be willing to buy the securities in the secondary market (if any exists) at any time. The secondary market price of your securities at any time cannot be predicted and will reflect the then-current estimated value determined by reference to our pricing models and other factors. These other factors include our internal funding rate, customary bid and ask spreads and other transaction costs, changes in market conditions and any deterioration or improvement in our creditworthiness. In circumstances where our internal funding rate is lower than our secondary market credit spreads, our secondary market bid for your securities could be more favorable than what other dealers might bid because, assuming all else equal, we use the lower internal funding rate to price the securities and other dealers might use the higher secondary market credit spread to price them. Furthermore, assuming no change in market conditions from the Trade Date, the secondary market price of your securities will be lower than the Price to Public because it will not include any discounts or commissions and hedging and other transaction costs. If you sell your securities to a dealer in a secondary market transaction, the dealer may impose an additional discount or commission, and as a result the price you receive on your securities may be lower than the price at which we may repurchase the securities from such dealer.

We (or an affiliate) may initially post a bid to repurchase the securities from you at a price that will exceed the then-current estimated value of the securities. That higher price reflects our projected profit and costs that were included in the Price to Public, and that higher price may also be initially used for account statements or otherwise. We (or our affiliate) may offer to pay this higher price, for your benefit, but the amount of any excess over the then-current estimated value will be temporary and is expected to decline over a period of approximately three months.

The securities are not designed to be short-term trading instruments and any sale prior to maturity could result in a substantial loss to you. You should be willing and able to hold your securities to maturity.

•	CREDIT SUISSE IS SUBJECT TO SWISS REGULATION — As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, the Swiss Financial Market Supervisory Authority (FINMA) may open resolution proceedings if there are justified concerns that Credit Suisse is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part. If one or more of these measures were imposed, such measures may adversely affect the terms and market value of the securities and/or the ability of Credit Suisse to make payments thereunder and you may not receive any amounts owed to you under the securities.

•	LACK OF LIQUIDITY — The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities when you wish to do so. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the issuer for the offering of the securities and hedging our obligations under the securities and determining their estimated value. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the securities. Further, hedging activities may adversely affect any payment on or the value of the securities. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the securities, which creates an additional incentive to sell the securities to you.

•	UNPREDICTABLE ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES — The payout on the securities can be replicated using a combination of the components described in “The estimated value of the securities on the Trade Date may be less than the Price to Public.” Therefore, in addition to the levels of the Underlying on any day during any Observation Period, the terms of the securities at issuance and the value of the securities prior to maturity may be influenced by factors that impact the value of fixed income securities and options in general such as:

o	the expected and actual volatility of the Underlying;

o	the time to maturity of the securities;

o	the dividend rate on the equity securities included in the Underlying;

o	interest and yield rates in the market generally;

o	investors’ expectations with respect to the rate of inflation;

o	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the components included in the Underlying, or markets generally and which may affect the levels of the Underlying; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

•	NO OWNERSHIP RIGHTS RELATING TO THE UNDERLYING — Your return on the securities will not reflect the return you would realize if you actually owned the equity securities comprising Underlying. The return on your investment, which is based on the percentage change in the Underlying, is not the same as the total return you would receive based on the purchase of the equity securities that comprise the Underlying.

•	NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the equity securities that comprise the Underlying.

•	THE U.S. FEDERAL TAX CONSEQUENCES OF AN INVESTMENT ARE UNCLEAR — There is no direct legal authority regarding the proper U.S. federal tax treatment of the securities, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of the securities are uncertain, and the IRS or a court might not agree with the treatment of the securities as described in “United States Federal Tax Considerations” below. If the IRS were successful in asserting an alternative treatment, the tax consequences of ownership and disposition of the securities, including the timing and character of income recognized by U.S. investors and the withholding tax consequences to non-U.S. investors, might be materially and adversely affected. Moreover, future legislation, Treasury regulations or IRS guidance could adversely affect the U.S. federal tax treatment of the securities, possibly retroactively.

Supplemental Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the securities may be used in connection with hedging our obligations under the securities through one or more of our affiliates. Such hedging or trading activities on or prior to the Trade Date and during the term of the securities (including on any calculation date, as defined in any accompanying product supplement) could adversely affect the value of the Underlying and, as a result, could decrease the amount you may receive on the securities at maturity. For additional information, see “Supplemental Use of Proceeds and Hedging” in any accompanying product supplement.

Historical Information

The following graph sets forth the historical performance of the Underlying on the closing levels of the Underlying from January 2, 2008 through April 30, 2018. We obtained the historical information below from Bloomberg, without independent verification.

You should not take the historical levels of the Underlying as an indication of future performance of the Underlying or the securities. Any historical trend in the level of the Underlying during any period set forth below is not an indication that the level of the Underlying is more or less likely to increase or decrease at any time over the term of the securities.

For additional information about the S&P 500® Index, see the information set forth under “The Reference Indices—The S&P Dow Jones Indices—The S&P 500® Index” in the accompanying underlying supplement.

The closing level of the Underlying on April 30, 2018 was 2648.05.

United States Federal Tax Considerations

This discussion supplements and, to the extent inconsistent therewith, supersedes the discussion in the accompanying product supplement under “Material United States Federal Income Tax Considerations.”

Due to the lack of any controlling legal authority, there is substantial uncertainty regarding the U.S. federal tax consequences of an investment in the securities. In the opinion of our counsel, Davis Polk & Wardwell LLP, it is reasonable under current law to treat the securities for U.S. federal income tax purposes as prepaid financial contracts with associated coupons that will be treated as gross income to you at the time received or accrued in accordance with your regular method of tax accounting. However, our counsel has advised us that it is unable to conclude affirmatively that this treatment is more likely than not to be upheld, and that alternative treatments are possible that could materially affect the timing and character of income or loss you recognize on the securities. Moreover, our counsel’s opinion is based on market conditions as of the date of this preliminary pricing supplement and is subject to confirmation on the Trade Date.

Assuming this treatment of the securities is respected and subject to the discussion in “Material United States Federal Income Tax Considerations” in the accompanying product supplement, the following U.S. federal income tax consequences should result:

•	Any coupons paid on the securities should be taxable as ordinary income to you at the time received or accrued in accordance with your regular method of accounting for U.S. federal income tax purposes.

•	Upon a sale or other disposition (including retirement) of a security, you should recognize capital gain or loss equal to the difference between the amount realized and your tax basis in the security. For this purpose, the amount realized does not include any coupon paid on retirement and may not include sale proceeds attributable to an accrued coupon, which may be treated as a coupon payment. Such gain or loss should be long-term capital gain or loss if you held the security for more than one year.

We do not plan to request a ruling from the IRS regarding the treatment of the securities, and the IRS or a court might not agree with the treatment described herein. In particular, the securities might be determined to be contingent payment debt instruments, in which case the tax consequences of ownership and disposition of the securities, including the timing and character of income recognized, might be materially and adversely affected. Moreover, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. In addition, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. You should consult your tax advisor regarding possible alternative tax treatments of the securities and potential changes in applicable law.

Non-U.S. Holders. The U.S. federal income tax treatment of the coupons is unclear. Except as provided below and in the accompanying product supplement under “Material United States Federal Income Tax Considerations—Securities Held Through Foreign Entities” and “Material United States Federal Income Tax Considerations—Non-U.S. Holders Generally—Substitute Dividend and Dividend Equivalent Payments,” we currently do not intend to treat coupons paid to a Non-U.S. Holder (as defined in the accompanying product supplement) of the securities as subject to U.S. federal withholding tax, provided that the Non-U.S. Holder complies with applicable certification requirements. However, it is possible that the IRS could assert that such payments are subject to U.S. withholding tax, or that we or another withholding agent may otherwise determine that withholding is required, in which case we or the other withholding agent may withhold at a rate of up to 30% on such payments.

Moreover, as discussed under “Material United States Federal Income Tax Considerations—Non-U.S. Holders Generally—Substitute Dividend and Dividend Equivalent Payments” in the accompanying product supplement, Section 871(m) of the Internal Revenue Code generally imposes a 30% withholding tax on “dividend equivalents” paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Treasury regulations under Section 871(m), as modified by an IRS notice, exclude from their scope financial instruments issued in 2018 that do not have a “delta” of one with respect to any U.S. equity. Based on the terms of the securities and representations provided by us as of the date of this preliminary pricing supplement, our counsel is of the opinion that the securities should not be treated as transactions that have a “delta” of one within the meaning of the regulations with respect to any U.S. equity and, therefore, should not be subject to withholding tax under Section 871(m). However, the final determination regarding the treatment of the securities under Section 871(m) will be made as of the Trade Date for the securities and it is possible that the securities will be subject to withholding tax under Section 871(m) based on circumstances on that date.

A determination that the securities are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this determination. Moreover, Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to a U.S. equity to which the securities relate. You should consult your tax advisor regarding the potential application of Section 871(m) to the securities.

We will not be required to pay any additional amounts with respect to U.S. federal withholding taxes.

You should read the section entitled “Material United States Federal Income Tax Considerations” in the accompanying product supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the securities.

You should also consult your tax advisor regarding all aspects of the U.S. federal income and estate tax consequences of an investment in the securities and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Supplemental Plan of Distribution (Conflicts of Interest)

Under the terms and subject to the conditions contained in a distribution agreement dated May 7, 2007, as amended, which we refer to as the distribution agreement, we have agreed to sell the securities to CSSU. We may also agree to sell the securities to other agents that are parties to the distribution agreement. We refer to CSSU and other such agents as the “Agents.”

The distribution agreement provides that the Agents are obligated to purchase all of the securities if any are purchased.

The Agents may offer the securities at the offering price set forth on the cover page of this pricing supplement, may receive varying discounts and commissions of up to $40 per $1,000 principal amount of securities and will forgo fees for sales to fiduciary accounts. The Agents may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers. If all of the securities are not sold at the initial offering price, the Agents may change the public offering price and other selling terms.

An affiliate of Credit Suisse has paid or may pay in the future a fixed amount to broker-dealers in connection with the costs of implementing systems to support these securities.

We expect to deliver the securities against payment for the securities on the Settlement Date indicated herein, which may be a date that is greater than two business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than two business days after the Trade Date, purchasers who wish to transact in the securities more than two business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

CSSU is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer. A portion of the net proceeds from the sale of the securities will be used by CSSU or one of its affiliates in connection with hedging our obligations under the securities.

For further information, please refer to “Underwriting (Conflicts of Interest)” in any accompanying product supplement.

Credit Suisse